UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTER (CNPJ/MF) NO. 02.558.134/0001-58

BOARD OF TRADE (NIRE) NO. 33.300.262539

PUBLICLY-HELD COMPANY

ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The Board of Directors of TELE NORTE LESTE PARTICIPAÇÕES S.A. (“Company”) hereby invites shareholders to attend the Annual Shareholders’ Meeting to be held on April 16, 2010, at 10:00 a.m., at the Company’s headquarters, located at Rua Humberto de Campos, 425, 8th floor, Leblon, in the City of Rio de Janeiro, state of Rio de Janeiro, in order to deliberate on the following Agenda:

GENERAL SHAREHOLDERS’ MEETING

(i)	To acknowledge the Management Accounts, examine, discuss and vote the Management Report and the Financial Statements for the year ended December 31, 2009, as well as on the report of the independent auditors;

(ii)	To decide on the proposal for allocation of results for the year of 2009 and the payment of share interest to employees, pursuant to article 37 of the Bylaws;

(iii)	To elect the members of the Board of Directors and their alternates;

(iv)	To elect the members of the Fiscal Council and their alternates; and,

(v)	To determine the compensation of the Company’s managers and members of the Fiscal Council.

EXTRAORDINARY SHAREHOLDERS’ MEETING

(vi)	To deliberate on the payment of Additional Dividends.

GENERAL INFORMATION:

1.	All documents related to the Agenda are available to the Company’s shareholders at the Company’s headquarters and at the website of the CVM (www.cvm.gov.br).

2.	Pursuant to CVM Instruction No. 165 of December 11, 1991, as amended by CVM Instruction No. 282, of June 26, 1998, we disclose that the minimal percentage of voting shares necessary to require cumulative vote for election of board members is 5%.

3.	Shareholders wishing to be represented by an attorney-in-fact at the meeting referred to herein must forward the respective proxies, and in case of legal entities a copy of the corporate acts and/or documents corroborating such proxy, to the Company’s Legal Department at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, from 9:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 6:00 p.m., at least 2 (two) business days prior to the Meeting.

4.	Shareholders whose shares are registered with a custodian who wish to attend this Meeting must present a statement of share ownership, issued by the custodian, at least 2 (two) business days prior to the meeting.

Rio de Janeiro, March 30, 2010.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer